Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

November 21, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Gabor

Re:    Cidara Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-3
Filed: November 13, 2017
File No. 333-221535
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on November 27, 2017 or as soon thereafter as is practicable.
In connection with this request, the Company acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Charles J. Bair of Cooley LLP at (858) 550-6142.
Very truly yours,
CIDARA THERAPEUTICS, INC.

/s/ Matthew Onaitis, J.D.
Matthew Onaitis, J.D.
Chief Financial Officer, General Counsel and Secretary